SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2011

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement regarding the poll results and payment of the final dividend in the annual general meeting held on May 20, 2010, dated May 20, 2011.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: May 23, 2011	By:	/s/ Wang Xiaochu
		Name:	Wang Xiaochu
		Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

ANNUAL GENERAL MEETING HELD ON 20 MAY 2011 –

POLL RESULTS AND PAYMENT OF THE FINAL DIVIDEND

•	The Board of the Company is pleased to announce that all the proposed resolutions were duly passed by shareholders by way of poll at the AGM of the Company held on 20 May 2011.

•

The Company’s shareholders approved the profit distribution proposal and declaration of a final dividend of RMB0.071205 per share (equivalent to HK$0.085 per share) (inclusive of applicable tax) for the year ended 31 December 2010. The final dividend will be paid on or about 30 June 2011.

Results of the AGM

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) is pleased to announce that the 2010 Annual General Meeting of the Company was held on Friday, 20 May 2011 (the “AGM”) at Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong. The number of issued shares of the Company as at the date of the AGM was 80,932,368,321, which was the total number of shares entitling the holders to attend and vote for or against any of the resolutions proposed at the AGM. There were no restrictions on any shareholders casting votes on any of the proposed resolutions at the AGM. The AGM was held in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the articles of association of the Company.

The poll results in respect of the proposed resolutions at the AGM were as follows:

No. of votes (%)
Ordinary Resolutions		For	Against
1.	That the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2010 be considered and approved, and the Board of Directors (the “Board”) be authorised to prepare the budget of the Company for year 2011.	74,167,540,748 (99.9998%)	114,342 (0.0002%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
2.	That the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2010 be considered and approved.	73,175,518,748 (99.9998%)	110,342 (0.0002%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
3.	That the reappointment of KPMG and KPMG Huazhen as the international auditor and domestic auditor of the Company respectively for the year ending 31 December 2011 be considered and approved, and the Board be authorised to fix the remuneration of the auditors.	74,133,347,149 (99.9430%)	42,281,941 (0.0570%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
4.	4.1 Ordinary resolution numbered 4.1 of the Notice of AGM dated 4 April 2011 (to approve the re-election of Mr. Wang Xiaochu as a Director of the Company).	73,681,894,070 (99.3736%)	464,423,020 (0.6264%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	4.2 Ordinary resolution numbered 4.2 of the Notice of AGM dated 4 April 2011 (to approve the re-election of Mr. Shang Bing as a Director of the Company).	73,990,938,636 (99.7904%)	155,378,454 (0.2096%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	4.3 Ordinary resolution numbered 4.3 of the Notice of AGM dated 4 April 2011 (to approve the re-election of Madam Wu Andi as a Director of the Company).	73,990,974,936 (99.7905%)	155,342,154 (0.2095%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	4.4 Ordinary resolution numbered 4.4 of the Notice of AGM dated 4 April 2011 (to approve the re-election of Mr. Zhang Jiping as a Director of the Company).	73,990,968,836 (99.7905%)	155,348,254 (0.2095%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

No. of votes (%)
Ordinary Resolutions	For	Against
4.5 Ordinary resolution numbered 4.5 of the Notice of AGM dated 4 April 2011 (to approve the re-election of Mr. Zhang Chenshuang as a Director of the Company).	73,990,968,836 (99.7905%)	155,348,254 (0.2095%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
4.6 Ordinary resolution numbered 4.6 of the Notice of AGM dated 4 April 2011 (to approve the re-election of Mr. Yang Xiaowei as a Director of the Company).	73,990,970,536 (99.7905%)	155,346,554 (0.2095%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
4.7 Ordinary resolution numbered 4.7 of the Notice of AGM dated 4 April 2011 (to approve the re-election of Mr. Yang Jie as a Director of the Company).	73,990,988,936 (99.7905%)	155,328,154 (0.2095%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
4.8 Ordinary resolution numbered 4.8 of the Notice of AGM dated 4 April 2011 (to approve the re-election of Mr. Sun Kangmin as a Director of the Company).	73,990,968,836 (99.7905%)	155,348,254 (0.2095%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
4.9 Ordinary resolution numbered 4.9 of the Notice of AGM dated 4 April 2011 (to approve the re-election of Mr. Li Jinming as a Director of the Company).	74,018,407,179 (99.8366%)	121,159,927 (0.1634%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
4.10 Ordinary resolution numbered 4.10 of the Notice of AGM dated 4 April 2011 (to approve the re-election of Mr. Wu Jichuan as an Independent Director of the Company).	74,136,257,548 (99.9864%)	10,059,542 (0.0136%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
4.11 Ordinary resolution numbered 4.11 of the Notice of AGM dated 4 April 2011 (to approve the re-election of Mr. Qin Xiao as an Independent Director of the Company).	74,145,218,648 (99.9985%)	1,098,442 (0.0015%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
4.12 Ordinary resolution numbered 4.12 of the Notice of AGM dated 4 April 2011 (to approve the re-election of Mr. Tse Hau Yin, Aloysius as an Independent Director of the Company).	74,085,973,004 (99.9186%)	60,344,086 (0.0814%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

No. of votes (%)
Ordinary Resolutions		For	Against
	4.13 Ordinary resolution numbered 4.13 of the Notice of AGM dated 4 April 2011 (to approve the re-election of Madam Cha May Lung, Laura as an Independent Director of the Company).	74,145,293,548 (99.9986%)	1,059,542 (0.0014%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	4.14 Ordinary resolution numbered 4.14 of the Notice of AGM dated 4 April 2011 (to approve the re-election of Mr. Xu Erming as an Independent Director of the Company).	74,145,188,448 (99.9985%)	1,128,642 (0.0015%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
5.	5.1 Ordinary resolution numbered 5.1 of the Notice of AGM dated 4 April 2011 (to approve the re-election of Mr. Miao Jianhua as a Supervisor of the Company).	74,103,781,358 (99.9429%)	42,337,732 (0.0571%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	5.2 Ordinary resolution numbered 5.2 of the Notice of AGM dated 4 April 2011 (to approve the re-election of Madam Zhu Lihao as an Independent Supervisor of the Company).	74,145,161,248 (99.9988%)	917,842 (0.0012%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	5.3 Ordinary resolution numbered 5.3 of the Notice of AGM dated 4 April 2011 (to approve the re-election of Mr. Xu Cailiao as a Supervisor of the Company).	74,103,801,428 (99.9429%)	42,317,632 (0.0571%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	5.4 Ordinary resolution numbered 5.4 of the Notice of AGM dated 4 April 2011 (to approve the re-election of Madam Han Fang as a Supervisor of the Company).	74,103,886,528 (99.9431%)	42,192,532 (0.0569%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	5.5 Ordinary resolution numbered 5.5 of the Notice of AGM dated 4 April 2011 (to approve the election of Mr. Du Zuguo as a Supervisor of the Company).	72,639,440,127 (97.9680%)	1,506,662,963 (2.0320%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

No. of votes (%)
Special Resolutions		For	Against
6.	Special resolution numbered 6 of the Notice of the AGM dated 4 April 2011 (to approve the amendments to the articles of association of the Company).	74,175,017,948 (99.9995%)	403,142 ( 0.0005%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.
7.	7.1 Special resolution numbered 7.1 of the Notice of the AGM dated 4 April 2011 (to consider and approve the issue of debentures by the Company).	71,454,907,043 (96.4141%)	2,657,611,531 ( 3.5859%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

7.2    Special resolution numbered 7.2 of the Notice of the AGM dated 4 April 2011 (to authorise the Board to issue debentures and determine the specific terms, conditions and other matters of the debentures).

		71,464,137,143 (96.4149%)	2,657,339,331 ( 3.5851%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.
8.	8.1 Special resolution numbered 8.1 of the Notice of the AGM dated 4 April 2011 (to consider and approve the issue of company bonds in the People’s Republic of China).	71,473,688,438 (96.4394%)	2,638,830,136 ( 3.5606%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

8.2    Special resolution numbered 8.2 of the Notice of the AGM dated 4 April 2011 (to authorise the Board to issue company bonds and determine the specific terms, conditions and other matters of the company bonds in the People’s Republic of China).

		71,482,452,738 (96.4396%)	2,639,025,836 ( 3.5604%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.
9.	Special resolution numbered 9 of the Notice of the AGM dated 4 April 2011 (to grant a general mandate to the Board to issue, allot and deal with additional shares in the Company not exceeding 20% of each of the existing domestic shares and H shares (as the case may be) in issue).	68,141,733,281 (91.8653%)	6,033,935,809 ( 8.1347%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.
10.	Special resolution numbered 10 of the Notice of the AGM dated 4 April 2011 (to authorise the Board to increase the registered capital of the Company and to amend the articles of association of the Company to reflect such increase in the registered capital of the Company under the general mandate).	68,196,635,051 (92.0063%)	5,925,079,423 (7.9937%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

Computershare Hong Kong Investor Services Limited, registrar of the Company’s H Shares, acted as scrutineer for the vote-taking at the AGM.

PAYMENT OF THE FINAL DIVIDEND

The Board wishes to inform shareholders that details of the payment of the final dividend are as follows:

The Company will pay a final dividend of RMB0.071205 per share (equivalent to HK$0.085 per share) (inclusive of applicable tax) for the year ended 31 December 2010. The payment shall be made to shareholders whose names appeared on the register of members of the Company on 20 May 2011. According to the articles of association of the Company, dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi, whereas dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average offer rates of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends by the AGM (RMB0.8377 equivalent to HK$1.00). Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and the Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China implemented in 2008, the Company shall withhold 10% enterprise income tax when it distributes the 2010 final dividend to non-resident enterprise shareholders of overseas H shares (including Hong Kong Securities Clearing Company Nominees Limited, other corporate nominees or trustees, and other entities or organizations) whose names appear on the Company’s H shares register of members. The individual income tax will not be deducted from any natural person shareholders whose names appear on the Company’s H shares register of members.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to such Receiving Agent the final dividend declared for payment to holders of H shares. The Receiving Agent will pay the final dividend net of the applicable tax around 30 June 2011. Relevant cheques will be dispatched on the same day to holders of H shares entitled to receive such dividend by ordinary post and at their own risk.

CHANGE OF DIRECTORS AND SUPERVISORS

The appointment of each of the above directors and supervisors for the fourth session of the Board of Directors and the Supervisory Committee of the Company was approved at the AGM. Mr. Ma Yuzhu, the employee representative supervisor of the third session of the Supervisory Committee retired as supervisor of the Company upon expiry of the term of office of the third session of the Supervisory Committee on 20 May 2011 while Mr. Mao Shejun has been elected by the employees of the Company democratically as a supervisor of the Company representing the employees. Mr. Ma has confirmed that he has no disagreement with the Board, and there is not any matter relating to his retirement that needs to be brought to the attention of the Shareholders. The Board and the Supervisory Committee take this opportunity to express their gratitude for the valuable contributions of Mr. Ma Yuzhu towards the Company during his tenure of office. The appointment of the above directors and supervisors for the fourth session of the Board of Directors and the Supervisory Committee takes effect from 20 May 2011 for a term of three years until the annual general meeting of the Company for the year 2013 to be held in the year 2014. The Company will enter into a service contract with each of the above directors and supervisors. The Board and the Supervisory Committee will determine the remuneration of the above directors and supervisors with reference to their respective duties, responsibilities, experience as well as current market conditions.

Save as disclosed herein, none of the above directors and supervisors has held any directorship in any other listed companies nor taken up any post in any affiliated companies of the Company in the past three years, nor any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, none of the above directors and supervisors has any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance. Save as disclosed herein, there is no other information relating to the above directors and supervisors to be disclosed pursuant to Rule 13.51(2)(h) to (v) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any matter which needs to be brought to the attention of the shareholders of the Company.

By Order of the Board
China Telecom Corporation Limited
Yung Shun Loy, Jacky
Company Secretary

Hong Kong, 20 May 2011

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

BRIEF INFORMATION OF THE APPOINTED DIRECTORS AND SUPERVISORS OF THE COMPANY

Mr. Wang Xiaochu, age 53, is the Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Wang graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Communications Corporation, Chairman of the board of directors and a Non-Executive Director of China Communications Services Corporation Limited. He is also the President of China Telecommunications Corporation and Honorary Chairman of China Communications Services Corporation Limited. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Third-Class Award from the State Scientific and Technological Progress Award and the First-Class Award from the former Ministry of Posts and Telecommunications Scientific and Technological Progress Award. Mr. Wang has over 30 years of management experience in the telecommunications industry.

Mr. Shang Bing, age 55, is an Executive Director, President and Chief Operating Officer of the Company. Mr. Shang is a senior economist. He graduated in 1982 from Shenyang Chemical Industry Institute with a bachelor’s degree in chemical industry and received a master’s degree in business administration from New York State University in 2002. He received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Shang served as a Director of Industrial Technology Development Centre in Liaoning Province, a Deputy General Manager and General Manager of Economic and Technological Development Company in Liaoning Province. Mr. Shang served as a Deputy General Manager and General Manager of China United Telecommunications Corporation (“Unicom Group”) Liaoning Branch, a Vice President of Unicom Group, a Director of Unicom Group, the President of Unicom Group and an Executive Director and President of China Unicom Limited. In addition, Mr. Shang also served as a Director and President of the China United Telecommunications Corporation Limited and China Unicom Corporation Limited. He is also a Vice President of China Telecommunications Corporation. Mr. Shang has extensive experience in management and telecommunications industry.

Madam Wu Andi, age 56, is an Executive Director, Executive Vice President and the Chief Financial Officer of the Company. She is responsible for the financial management of the Company. Madam Wu is a senior accountant. She graduated from the Beijing Institute of Economics with a bachelor degree in finance and trading in 1983, and studied in a postgraduate program in business economics management at the Chinese Academy of Social Sciences from 1996 to 1998. She studied in a master of business administration (MBA) program at the Guanghua School of Management at Peking University from 2002 to 2003 and received an executive master degree of business administration (EMBA). Prior to joining China Telecommunications Corporation in May 2000, she served as Director General of the Department of Economic Adjustment and Communication Settlement of the Ministry of Information Industry (“MII”), Director General, Deputy Director General and Director of the Department of Finance of the MPT. She is also a Vice President of China Telecommunications Corporation. Madam Wu has 29 years of economic and financial management experience in the telecommunications industry in China.

Mr. Zhang Jiping, age 55, is an Executive Director and Executive Vice President of the Company. Mr. Zhang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a bachelor degree in radio telecommunications engineering in 1982, studied in a postgraduate program in applied computer engineering at Northeastern Industrial University from 1986 to 1988, and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2004. Prior to joining China Telecommunications Corporation in May 2000, he served as Deputy Director General of DGT of the MPT, a Deputy Director General and Director of the Telecommunication Technology Centre of the Posts and Telecommunications Administration of Liaoning Province. He is also a Vice President of China Telecommunications Corporation. Mr. Zhang has 29 years of experience in network operation and management in the telecommunications industry in China.

Mr. Zhang Chenshuang, age 59, is an Executive Director and Executive Vice President of the Company. Mr. Zhang is a senior economist. He graduated from the Party School of the Communist Party of China (CPC) and received a MBA degree from the Hong Kong Polytechnic University. Mr. Zhang served as Executive Director and Vice President of China Mobile Limited, Vice President of China Mobile Communications Corporation, Director of China Mobile Communication Co., Ltd., Director General of the Inner Mongolia Posts and Telecommunications Administration Bureau, Deputy Director General of the Office of the Ministry of Posts and Telecommunications. He is also a Vice President of China Telecommunications Corporation. He has over 31 years of experience in the telecommunications industry.

Mr. Yang Xiaowei, age 47, is an Executive Director and Executive Vice President of the Company. Mr. Yang is a senior engineer. He received a bachelor’s degree from the Computer Application Department of Chongqing University in 1998 and a master’s degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director and Deputy Director of Chongqing Telecommunications Bureau, a Deputy Director of the Chongqing Telecommunications Administration Bureau and a Director of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group, Vice President of the Unicom Group, Director of the Unicom Group and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of China Unicom Corporation Limited and Chairman of Unicom Huasheng Telecommunications Technology Co. Ltd.. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and telecommunications industry.

Mr. Yang Jie, age 49, is an Executive Director and Executive Vice President of the Company. Mr. Yang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a major in radio engineering in 1984 and obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business in 2008. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration Bureau, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has 27 years of operational and managerial experience in the telecommunications industry in China.

Mr. Sun Kangmin, age 54, is an Executive Director and Executive Vice President of the Company. Mr. Sun is a senior engineer. He holds a MBA degree from the University of Hong Kong. Mr. Sun served as Department Head of the Information Industry Department of Sichuan Province, Director General of Communications Bureau of Sichuan Province, Chairman and General Manager of Sichuan Telecom Company Limited. He is also a Vice President of China Telecommunications Corporation. Mr. Sun has 27 years of operational and managerial experience in the telecommunications industry in China.

Mr. Li Jinming, age 59, is a Non-Executive Director of the Company, Chairman of Guangdong Rising Assets Management Co., Ltd. (one of the domestic shareholders of the Company) and Chairman of Shenzhen Zhongjin Lingnan Nonfemet Company Limited. Mr. Li graduated from Guangdong Radio and TV University, and holds an EMBA degree from Lingnan College, Zhong Shan University after the completion of his study in the postgraduate programme of international economics and industrial commerce management. Mr. Li served as Chief and Deputy Director General of the Guangdong Provincial Discipline Inspection Commission, and Director and Deputy General Manager of Guangdong Rising Assets Management Co., Ltd.. Mr. Li has extensive experience in enterprise management.

Mr. Wu Jichuan, age 73, is an Independent Non-Executive Director of the Company. Mr. Wu is a professor-level senior engineer. Mr. Wu is the Honorary Chairman of the Telecommunications and Economics Specialists Committee, Director General of the Chinese Institute of Electronics, and Honorary Director General of the Chinese Institute of Communications. Mr. Wu graduated from the Beijing Institute of Posts and Telecommunications with a major in wired telecommunications engineering in 1959. Mr. Wu served as Vice Minister and Minister of the Ministry of Posts and Telecommunications, Deputy Director of the Committee of the Radio Management of China, Vice Leader of the Informatisation Leading Group of the State Council, Minister of Ministry of Information Industry, a member of the Eighth & the Tenth National People’s Congress, a member of the Standing Committee of the Tenth National People’s Congress and Vice Chairman of the Subcommittee of Education, Science, Culture, Health and Sports of the Tenth National People’s Congress.

Mr. Qin Xiao, age 63, is an Independent Non-Executive Director of the Company. Mr. Qin obtained his Ph.D. in economics from University of Cambridge. He is the Independent Non-Executive Director of HKR International Limited and AIA Group Limited and China World Trade Center Company Limited. He is a member of the Eleventh Chinese People’s Political Consultative Conference and the Honorary Chairman of Hong Kong Chinese Enterprises Association, a part-time professor at the School of Economics and Management of Tsinghua University and the Graduate School of the People’s Bank of China. He served as the Chairman of China Merchants Bank Co., Ltd. and China Merchants Group Limited, President and Vice Chairman of China International Trust and Investment Corporation (CITIC), and Chairman of CITIC Industrial Bank. He was a deputy to the Ninth National People’s Congress, a member of the Tenth Chinese People’s Political Consultative Conference, an advisor on the Foreign Currency Policy of the State Administration of Foreign Exchange, and a member of Toyota International Advisory Board, he also served as Chairman of APEC Business Advisory Council (ABAC) for the Year 2001. He is the author of several papers and books in the fields of economics and management.

Mr. Tse Hau Yin, Aloysius, age 63, is an Independent Non-Executive Director of the Company. Mr. Tse is currently an Independent Non-executive Director of CNOOC Limited, Wing Hang Bank Limited, Linmark Group Limited, Sinofert Holdings Limited and SJM Holdings Limited. He was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and the current Chairman of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Madam Cha May Lung, Laura, age 61, is an Independent Non-Executive Director of the Company. Mrs. Cha is currently a Hong Kong Delegate to the 11th National People’s Congress, PRC, a Member of the Standing Committee of the Chinese People’s Political Consultative Conference Shanghai Committee, the Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission (“CSRC”), a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region. She is the Non-Executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation, the Asia Pacific subsidiary of HSBC Holdings plc, of which she is a Non-Executive Director. She is also an Independent Non-Executive Director of Hong Kong Exchanges and Clearing Limited and Tata Consultancy Services Limited. Mrs. Cha was a Non-Executive Director of Bank of Communications Co., Ltd. and an Independent Non-executive Director of Johnson Electric Holdings Limited, Baoshan Iron & Steel Co. Ltd. She is the Vice-Chair of the Banking & Capital Markets Industry Agenda Council 2010 of the World Economic Forum and a member of the Yale School of Management Board of Advisors. Mrs. Cha served as Vice Chairman of CSRC from February 2001 to September 2004 and Assistant Director of Corporate Finance, Senior Director, Executive Director and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University of USA in 1982.

Professor Xu Erming, age 61, is an Independent Non-Executive Director of the Company. Mr. Xu is a professor and Ph.D. supervisor of the Graduate School at the Renmin University of China, Deputy Secretary-General of the Tenth Session of the Academic Committee, and a member of the Third Session of the University Affairs Committee of the Renmin University of China, Associate Convener of the Sixth Session of the Business Administration Academic Appraisal Group of the Academic Degree Committee of the State Council, Vice Chairman of the Chinese Enterprise Management Research Association, and Chairman of Beijing Contemporary Enterprise Research Association. He is also entitled to the State Council’s special government allowances. He is the Independent Supervisor of Harbin Power Equipment Company Limited. Over the years, Professor Xu has conducted research in areas related to strategic management, organisational theories, international management and education management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. Professor Xu has issued many publications including Business Strategy and Innovative analysis, Business Strategic Management, Introduction to International Business Management, a number of case studies, as well as a number of academic dissertations such as Empirical Research: Effects on Performance of Supervision Mechanisms Substitution Effect of Listed Companies and has also been a columnist in the Economic Daily. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award and the State-Level Class Two Teaching Award. Professor Xu has been a visiting professor at over 10 domestic universities and has been awarded the Fulbright Scholar of U.S.A. twice. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan and Hong Kong Polytechnic University.

Mr. Miao Jianhua, age 59, is the Chairman of the Supervisory Committee of the Company and the head of the Discipline Inspection Division of China Telecommunications Corporation. Mr. Miao holds a master degree in management from the Australian National University. Mr. Miao held senior positions at the former Jilin Provincial Administration of Posts and Telecommunications and served as Director of the Inspection Bureau of the former MPT and the MII. Mr. Miao also served as the General Manager of the Human Resources Department of China Network Communications Group Corporation and China Netcom Group Corporation (Hong Kong) Limited, Assistant to President of China Network Communications Group Corporation, Executive Director and the Joint Company Secretary of China Netcom Group Corporation (Hong Kong) Limited, the head of the Discipline Inspection Division and the chairman of the union of China United Telecommunications Corporation, Executive Director of China Unicom Limited, Chairman of the Supervisory Committee of China United Telecommunications Corporation Limited. Mr. Miao is a senior economist and has extensive management experience in working for the government and enterprises in the PRC.

Madam Zhu Lihao, age 70, is an Independent Supervisor of the Supervisory Committee of the Company. Madam Zhu is a senior auditor and a qualified accountant in the PRC. She graduated from Beijing Graduate School of Mining and Technology with a major in engineering economics in 1963. Madam Zhu served as a Deputy Director General, Director General, Deputy Director and Director of the Department of Industry and Communications of the National Audit Bureau of China, and the Director General of the Department of Foreign Affairs and Foreign-related Auditing of the Audit Bureau. Madam Zhu has over 40 years of experience in management and auditing.

Mr. Xu Cailiao, age 47, is a Supervisor of the Supervisory Committee of the Company. Mr. Xu is a Director of the Corporate Strategy Department of the Company. Mr. Xu graduated from the Law School of Peking University with a master degree in law in 1987. He served as a Director of the State Commission for Economic Restructuring and Managing Director of the Hong Kong branch of Irico Group. He was qualified to practise law in China in 1988. Mr. Xu is highly experienced in respect of corporate governance, organisational development and process management.

Madam Han Fang, age 38, is a Supervisor of the Supervisory Committee of the Company. Madam Han is a Director of the Audit Department of the Company. Madam Han graduated from the Beijing University of Posts and Telecommunications with a bachelor’s degree in Engineering Management in 1995. She obtained a master degree in business administration at the Norwegian School of Management in 2007. She worked in finance-related jobs serving in China Huaxin Post and Telecommunications Economy Development Centre and the audit department of China Telecommunications Corporation. Madam Han is an international internal auditor, a qualified accountant in PRC and a senior accountant and has16 years of finance and audit experience.

Mr. Du Zuguo, age 48, is a Supervisor of the Supervisory Committee of the Company. Mr. Du is a senior economist. He is the General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of China Telecom Corporation Limited), Chairman and Chief Executive Officer of ZheJiang venture capital fund of funds management Co., Ltd. Mr. Du served as Section Chief, Deputy Director General and Director General of Zhoushan Finance and Local Tax Bureau in Zhejiang province and now is a CCP Committee member of Zhejiang Provincial Department of Finance. Mr. Du has extensive experience in government’s work and large-scale state-owned enterprise management.

Mr. Mao Shejun, age 57, is an Employee Representative Supervisor of the Supervisory Committee of the Company. Mr. Mao is currently the Vice Chairman of the Labour Union of China Telecommunications Corporation and China Telecom Corporation Limited. Mr. Mao holds a master degree in management from the Australian National University and has held positions as Human Resources Officer of the former Hubei Posts and Telecommunications Administration Bureau and Managing Director of the Human Resources Department of China Telecom Corporation Limited. Mr. Mao is a senior economist and has over 30 years of experience in operation and management in the telecommunications industry.